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                              June 9, 2020

       Catherine Hoovel
       Corporate Vice President - Chief Accounting Officer
       McDonald's Corporation
       110 North Carpenter Street
       Chicago, Illinois 60607

                                                        Re: McDonald's
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-05231

       Dear Ms. Hoovel:

              We have reviewed your May 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Financial Statements and Supplementary Data
       Notes to Consolidated Financial Statements
       Advertising Costs, page 41

   1. We note your response to prior comment 3. You state advertising cooperatives that you consolidate are pass
through entities that you primarily account for as an agent under ASC
                                                        606. Since you control
these entities, please explain to us your basis for why you are an agent rather than the
principal in these cooperative arrangements pursuant to ASC 606. In your response, tell us
whether franchisees contribute to the advertising cooperatives you consolidate and who is
responsible for billing and collecting contributions to these cooperatives. Also,
please explain to us in further detail your accounting for and financial statement reporting of
the receipts and disbursements associated with the advertising
 Catherine Hoovel
McDonald's Corporation
June 9, 2020
Page 2
         cooperatives you are involved with. In so doing, break out your response between those associated with cooperatives you consolidate versus those associated with cooperatives you do not consolidate.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCatherine Hoovel                          Sincerely,
Comapany NameMcDonald's Corporation
                                                            Division of
Corporation Finance
June 9, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName